Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

July 6, 2015

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Asen Parachkevov

Re:	Cornerstone Total Return Fund, Inc.
(File Numbers: 811-02363 and 333-191119)
Registration Statement on Form N-2

Dear Mr. Parachkevov:

Enclosed for filing is a comparison of the Registration Statement on Form N-2/A, as filed on July 6, 2015 and the Registration Statement on Form N-2, as filed on September 19, 2014 of our client, Cornerstone Total Return Fund, Inc. (the “Fund”).

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Allison H. Janell

Allison H. Janell

One Logan Square  18th & Cherry Streets Philadelphia, PA  19103

www.BlankRome.com

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